Exhibit 99.61

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 10

HudBay sets record date for March 25, 2009 shareholders’ meeting

Toronto, Ontario, February 16, 2009 – HudBay Minerals Inc. (“HudBay”, “the Company”) (TSX: HBM) has set February 23, 2009 as the record date for a special meeting of shareholders to be held on March 25, 2009 (the “Special Meeting”), which will be held in lieu of the previously announced March 31, 2009 special meeting of shareholders. The business of the Special Meeting will be to consider a requisition made by a shareholder of the Company under section 143 of the Canada Business Corporations Act (“CBCA”), and to consider the issuance of the Company’s common shares in connection with the proposed arrangement under section 192 of the CBCA involving HudBay’s acquisition of all of the outstanding common shares in the capital of Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) (“Lundin Mining”).

HudBay will not appeal the Ontario Securities Commission’s (the “OSC”) January 23, 2009 decision in which the OSC set aside the Toronto Stock Exchange’s December 10, 2008 decision granting conditional approval for the listing of the HudBay shares to be issued as consideration for the issued and outstanding shares of Lundin Mining.

HudBay disagrees with the recently received notice of breach from Lundin Mining regarding alleged breaches of certain terms of the arrangement agreement entered into in connection with the proposed acquisition of Lundin Mining. The alleged breaches arise from the OSC’s January 23, 2009 decision that requires the approval of the Company’s shareholders before the proposed acquisition of Lundin Mining can be completed. HudBay has notified Lundin Mining of its intention to hold the Special Meeting on March 25, 2009.

About HudBay Minerals Inc.

HudBay is a leading base metals mining company with assets in North and Central America. The Company is focused on growing its business through operational optimization, strategic investing, mine development and exploration. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information

(including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for HudBay available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-T)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362 0615

Email: annemarie.brissenden@hudbayminerals.com

www.hudbayminerals.com

HudBay Minerals Inc.	2
News Release 2009 – No. 10: HudBay sets record date for March 31, 2009 shareholders’ meeting